

05041952

SECU[illegible] [illegible]SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED MAY 31 2005 WASH, D.C. 209 SECTION

SEC FILE NUMBER
8-33746

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/04 (MM/DD/YY) AND ENDING 3/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 Avenue B, Suite G
(No. and Street)

Lake Oswego, OR 97034
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward B. Haessler 503/699-0618
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MORRISON & LIEBSWAGER, PC.
(Name – *if individual, state last, first, middle name*)

15405 SW. 116th Avenue, Suite 105 King City, OR 97224
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward B. Haessler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E. BARNES & COMPANY dba PACIFIC INVESTMENT SECURITIES CORP., as of March 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public · My Commission expires June 14 2007



OFFICIAL SEAL
MILDRED M DONAHUE
NOTARY PUBLIC-OREGON
COMMISSION NO. 369436
MY COMMISSION EXPIRES JUN. 14, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Report of independent certified public accountants on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.

Annual Audited Report

For The Years Ended March 31, 2005 and 2004

MORRISON & LIEBSWAGER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
15405 S.W. 116TH AVENUE
SUITE 105
KING CITY, OREGON 97224
503/624-0940



TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

MORRISON & LIEBSWAGER, PC [70]

ADDRESS Number and Street	City	State	Zip Code
15405 SW. 116th Avenue, Suite 105	King City,	Oregon	97224
71	72	73	74

Check One

- (x) Certified Public Accountant [75]
- ( ) Public Accountant [76]
- ( ) Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

CONTENTS

Morrison & Liebswager, P.C.
Certified Public Accountants

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Bruce J. Morrison *Duane G. Liebswager*

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
E. Barnes & Company
dba Pacific Investment Securities Corp.

We have audited the accompanying statements of financial condition of E. Barnes & Company dba Pacific Investment Securities Corp. as of March 31, 2005 and 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E. Barnes & Company dba Pacific Investment Securities Corp. as of March 31, 2005 and 2004, and results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Morrison & Liebswager, P.C.

Morrison & Liebswager, P.C.
Certified Public Accountants

May 10, 2005

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
STATEMENTS OF FINANCIAL CONDITION

	AS OF MARCH 31, 2005	2004
ASSETS		
CURRENT ASSETS		
Cash	$13,788	$13,456
Accounts receivable	7,587	3,910
Total current assets	21,375	17,366
EQUIPMENT – net of accumulated depreciation of $7,747 and $10,776 respectively	0	680
Total Assets	$21,375	$18,046
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 3,394	$ 959
Total current liabilities	3,394	959
STOCKHOLDER'S EQUITY		
Common stock; $.01 par value: 250,000 shares authorized, 75 shares issued and outstanding	1	1
Preferred stock; $.10 par value: 25,000 shares authorized, 0 shares issued and outstanding	0	0
Additional paid in capital	7,499	7,499
Retained earnings	10,481	9,587
Total stockholder's equity	17,981	17,087
Total Liabilities and Stockholder's Equity	$21,375	$18,046

See accompanying notes and accountants' audit report.

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
STATEMENTS OF INCOME

	FOR THE YEARS ENDED MARCH 31,	
	2005	**2004**
REVENUE		
Commissions earned and trading profit	$85,671	$119,417
Interest	55	53
Total revenue	85,726	119,470
OPERATING EXPENSES		
Commissions expense	8,457	5,544
Officers salary	6,000	30,000
Rent and parking	19,835	19,303
Quotation Service	8,565	8,750
Regulatory fees	3,031	3,022
Taxes and licenses	459	2,295
Office supplies, printing and postage	15,975	16,228
Telephone	4,094	5,601
Professional services	6,580	6,458
Insurance	8,459	11,094
Advertising and promotion	2,697	4,039
Depreciation	680	1,879
Total operating expenses	84,832	114,213
Income from operations	894	5,257
Income tax expense	0	20
Net income	$ 894	$ 5,237

See accompanying notes and accountants' audit report.

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended March 31, 2005 and 2004

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balances at March 31, 2003	$ 1	$7,499	$ 4,350	$11,850
Net income (loss) year ended March 31, 2004			5,237	5,237
Balances at March 31, 2004	1	7,499	9,587	17,087
Net income (loss) year ended March 31, 2005			894	894
Balances at March 31, 2005	$ 1	$7,499	$10,481	$17,981

See accompanying notes and accountants' audit report.

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
STATEMENTS OF CASH FLOWS

	FOR THE YEARS ENDED MARCH 31,	
	2005	**2004**
Increase (Decrease) in Cash and Cash Equivalents		
Cash Flows From Operating Activities:		
Commissions received	$81,994	$117,800
Interest income	55	54
Income taxes paid (refunded)	(0)	(20)
Cash paid to suppliers and employees	(81,717)	(112,780)
Net cash provided by operating activities	332	5,054
Net increase, (decrease) in cash and cash equivalents	332	5,054
Cash and cash equivalents at beginning of year	13,456	8,402
Cash and cash equivalents at end of year	$13,788	$ 13,456
Reconciliation of net income to net cash provided by operating activities:		
Net income	$ 894	$ 5,237
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	680	1,879
(Increase) Decrease in accounts receivable	(3,677)	(1,617)
Increase (Decrease) in accountants payable	2,435	(445)
Total adjustments	(562)	(183)
Net cash provided by operating activities	$ 332	$ 5,054

DISCLOSURE OF ACCOUNTING POLICY:

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and in banks.

See accompanying notes and accountants' audit report.

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
March 31, 2005 and 2004

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

E. Barnes & Company, an Oregon securities brokerage firm with offices in Lake Oswego, Oregon, was incorporated on February 15, 1985.

The Company records securities transactions and related commission revenue and expense on a settlement date basis through an "introduced" customer transaction relationship with a San Francisco Securities brokerage firm. The Company is exempt from the reserve requirements under SEC Rule 15C3-3(K)2B, since it does not handle or carry customer securities and cash.

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

A. Revenue Recognition

Security transactions and related revenue are recorded on a settlement date basis, generally, the third business day following the transaction date.

Revenue in these financial statements are recorded net of clearing charges.

B. Receivables

Receivables consist of commissions receivable from broker or dealers and are considered fully collectible.

C. Securities

Marketable securities are valued at market value and the resulting difference between cost and market is included in income.

D. Equipment

Equipment is stated at cost. Depreciation is computed using the straight-line method over 5 years for financial reporting purposes and amounted to $680 and $1879 for fiscal years ended March 31, 2005 and 2004. For income tax purposes, depreciation is computed under the modified accelerated cost recovery system.

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
March 31, 2005 and 2004

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

F. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. NET CAPITAL

Pursuant to Rule 15C 3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15 to 1. At March 31, 2005 and 2004, the Company had net capital and net capital requirements of $17,981 and $5,000, $16,407 and $5,000 respectively. The Company's net capital ratio was .189 to 1 and .059 to 1, respectively for those fiscal years.

3. RENT

The Company operates its office on a month to month basis with an annual agreed lease amount. Total rent paid for the years ended March 31, 2005 and 2004, was $19,835 and $19,303 respectively.

4. INCOME TAXES

The Company at March 31, 2005 has a federal tax loss carryforward of $44 and a state tax loss carryforward of $11,555 starting to expire in fiscal year 2010. The deferred tax benefit from these carryforwards has not been recognized as an asset in these financial statements.

The provision for income taxes consist of the following:

	2005	2004
Current taxes:		
Federal	$0	$ 0
State	0	20
	$0	$20

5. ADVERTISING COSTS

The Company expenses its advertising costs as incurred in accordance with SOP 93-7. Advertising costs expensed for the years ended March 31, 2005 and 2004, was $2,697 and $4,039 respectively.

Morrison & Liebswager, P.C.
Certified Public Accountants

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Bruce J. Morrison *Duane G. Liebswager*

Report of Independent Auditors
on Supplemental Information Required by SEC Rule 17a-5

Board of Directors
E. Barnes & Company
dba Pacific Investment Securities Corp.

Our audit of the basic financial statements presented in the preceding section of this report was made for the purpose of forming an opinion on such financial statements taken as a whole. The information contained in Schedules 1 and 2 on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, and is supplement information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Morrison & Liebswager, P.C.
Certified Public Accountants

May 10, 2005

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

SUPPLEMENTARY INFORMATION

PURSUANT TO Rule 17A-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
SCHEDULE 1

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT – PART IIA
FORM X-17A-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

COMPUTATION OF NET CAPITAL
For Years Ended March 31, 2005 and 2004

	2005	**2004**
Stockholders' equity from statement of financial condition	$17,981	$17,087
Deductions and/or charges		
Non-allowable assets:		
Equipment	(0)	680
Net Capital	$17,981	$16,407
Computation of net capital requirement		
Minimum net capital required	$ 226	$ 94
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Excess net capital	$12,981	$11,407
Excess net capital at 1000%	$17,642	$16,311
Aggregate Indebtedness		
Items included from statement of financial condition:		
Accounts payable and accrued liabilities	$ 3,394	$ 959
Total aggregate indebtedness	$ 3,394	$ 959
Ratio: Aggregate indebtedness to net capital	.189 to 1.	.059 to 1.

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
SCHEDULE 2

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT – PART IIA
FORM X-171-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
For Years Ended March 31, 2005 and 2004

	2005	2004
NET CAPITAL		
Net capital as of March 31, per unaudited report filed by respondent	$17,981	$16,407
Adjustments		
Rounding	0	0
Net capital at March 31, as adjusted	$17,981	$16,407
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness as of March 31, per unaudited report filed by respondent	$ 3,394	$ 959
Increase in payables	0	0
Total aggregate indebtedness as of March 31, as adjusted	$ 3,394	$ 959

Morrison & Liebswager, P.C.
Certified Public Accountants
15405 SW 116th Avenue, Suite 105
King City, OR 97224
Bruce J. Morrison
Duane G. Liebswager

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
E. Barnes & Company
dba Pacific Investment Securities Corp.
Lake Oswego, Oregon

In planning and performing our audit of the financial statements of E. Barnes & Company dba Pacific Investment Securities Corp. for the years ended March 31, 2005 and 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by E. Barnes & Company dba Pacific Investment Securities Corp. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and the reserve required by rule 15c3-3 (e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve system; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mention objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design of operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2005 and 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Morrison & Liebswager, P.C.

Morrison & Liebswager, P.C.
Certified Public Accountants

May 10, 2005